

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

May 8, 2008

<u>via U.S. Mail</u>

Douglas G. Manner
Chief Executive Officer
Westside Energy Corporation
3131 Turtle Creek Blvd., Suite 1300
Dallas, TX 75219

> **Re:     Westside Energy Corporation**
> **Amendment No. 1 to Schedule 14A**
> **Filed April 21, 2008**
> **File No. 1-32533**

Dear Mr. Manner:

        We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 21, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
of the Crusader Entities, page 42

Liquidity and Capital Resources, page 48

Credit Facilities, page 50

1.      We note your disclosure in which you explain that you are currently in
        negotiations to obtain a new debt financing commitment from certain creditors to
        provide financing upon the consummation of the business combination.
        However, if you fail to obtain this financing with sufficient availability to
        refinance yours and Knight Energy Group, LLC's current debt, the closing of the
        business combination will cause an event of default under your current credit
        facilities.  Please clarify in further detail the nature of this potential default.  In
        addition, within your Risk Factor discussion beginning on page 13 of the proxy,
        please address your risk of defaulting on your current credit facilities in the event
        the business combination is consummated.

Financial Statements, page F-1

2.      We note you have expanded the disclosures in the financial statements of Knight
        Energy Group, LLC to comply with our prior comment 3.  However, it does not
        appear that you have provided the disclosures required by Rule 4-10(c)(7)(ii) of
        Regulation S-X in the financial statements of Crusader Energy II, LLC and
        Knight Energy Group II, LLC.  We reissue our prior comment 3 with respect to
        these entities' financial statements.

Engineering Comments

The Crusader Entities, page 27

Oil and Gas Properties, page 27

3.      We note your disclosure that the Anadarko Basin properties have over 80% of
        your pro forma proved undeveloped reserves.  Please amend your document to
        describe Crusader's drilling results in this basin over the last two years and
        address the number of horizontal wells included in these statistics.

4.      Your supplemental response indicates that 46 of your proved undeveloped entities
        are scheduled to be producing by April 15, 2008.  Please tell us if you have met

this schedule and the whether there have been significant deviations of these properties' performance from your projections.

Oil and Natural Gas Data, page 28

5.      We note your statement, "The December 31, 2007 reserve estimates set forth above were evaluated by Crusader's engineering staff (33%) and LaRoche Petroleum Consultants, Ltd. (67%)." Please expand this to clarify the basis for these percentages – reserves, present worth etc. – and to disclose the portion of proved undeveloped reserves estimated by Crusader's engineering staff.

Net Production, page 29

6.      Please amend your document to disclose your historical gas and oil production separately, e.g. MCF of gas and barrels of oil.

***

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-

3704 with questions about engineering comments.  Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

                        Sincerely,


                        H. Roger Schwall
                        Assistant Director


cc:    T. Towner
       J. Gallagher
       R. Winfrey
       L. Nicholson

       <u>via facsimile</u>
       Guy Young, Esq.
       (713) 236-5699